Exhibit 99.1

IMPERIAL PETROLEUM INC

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month period ended September 30, 2022. Unless otherwise specified herein, references to the “Company” or “we” shall include Imperial Petroleum Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on March 29, 2022 (the “Annual Report”).

Overview

Imperial Petroleum Inc. is a ship-owning company currently providing petroleum products, crude oil, and drybulk seaborne transportation services. In November 2021, StealthGas Inc. contributed to the Company four subsidiaries comprising a fleet of four tanker vessels. The Company was spun-off from StealthGas Inc. in December 2021. Historical comparative periods reflect the results of the carve-out operations of the four subsidiaries that were contributed to the Company.

The Company currently owns a total of ten vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax oil tankers and two handysize dry bulk carriers with an aggregate capacity of approximately 737,000 deadweight tons (dwt).

Our Fleet

The following summarizes the employment of our fleet as of November 30, 2022:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	$14,500	May 2023
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Falcon Maryam	2009	Korea	46,000	MR product tanker	Spot
Stealth Berana	2010	Korea	115,804	Aframax oil tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Time Charter	$40,000	December 2022
Clean Justice	2011	Japan	47,000	MR product tanker	Time Charter	$38,500	January 2023
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Time Charter	$50,000	December 2022
Eco Bushfire	2011	Japan	32,000	Handysize drybulk	Time Charter	$23,000	December 2022
Eco Angelbay	2009	Japan	32,000	Handysize drybulk	Spot
Fleet Total			736,804 dwt

(1)	Earliest date charters could expire.

As of November 30, 2022, we had five vessel operating under time charter contracts, three of which are scheduled to expire in December 2022, one in January 2023 and one in May 2023, and five vessels operating in the spot market. Since the beginning of 2022, the tanker market has firmed as we witness an increase in both demand and tanker rates. The unfortunate outbreak of the Russian war against Ukraine and related sanctions imposed on Russian oil has altered the trade patterns thus increasing tanker voyages leading to rates firming even further to date, with the near term outlook, particularly for product tankers, currently expected to be favorable.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report for a discussion of the factors affecting our future results of operations.

Selected Financial Data (in US Dollars except for Fleet Data)
	For the nine-month periods ended September 30,
Statement of Operations Data	2021	2022
Revenues	13,356,055	59,105,174
Voyage expenses	(2,496,846)	(22,577,358)
Voyage expenses - related party	(166,552)	(731,919)
Vessels’ operating expenses	(5,570,003)	(9,907,069)
Vessels’ operating expenses – related party	(66,000)	(95,500)
Management fees-related party	(394,485)	(648,760)
General and administrative expenses	—	(672,020)
General and administrative expenses – related party	(291,801)	(167,737)
Depreciation	(6,505,997)	(8,309,572)
(Loss)/Income from operations	(2,135,629)	15,995,239
Interest and finance costs	(7,108)	(726,736)
Other (expenses)/income	(14,293)	486,464
Net (loss)/income	(2,157,030)	15,754,967
Balance Sheet Data

	As of December 31, 2021	As of September 30, 2022
Cash and cash equivalents	3,389,834	62,435,080
Time Deposits	—	30,000,000
Current assets	6,005,747	107,575,917
Vessels, net	119,962,984	211,425,582
Total assets	128,468,731	322,101,499
Current liabilities	8,633,917	18,820,645
Total liabilities	31,722,888	54,250,523
Capital stock	47,753	1,902,540
Total stockholders’ equity	96,745,843	267,850,976

Other Financial Data	For the nine-month periods ended September 30,
	2021	2022
Net cash provided by operating activities	3,571,306	22,027,531
Net cash used in investing activities	(142,600)	(130,343,403)
Net cash (used in)/ provided by financing activities	(9,608,825)	169,452,666

Selected Financial Data (continued)
	For the nine-month periods ended September 30,
Fleet Data	2021	2022
Average number of vessels(1)	4.00	6.05

Total calendar days for fleet(2)	1,092	1,651
Total voyage days for fleet(3)	1,060	1,648
Total charter days for fleet(4)	821	914
Total spot market days for fleet(5)	239	734
Fleet utilization(6)	97.1%	99.8%
Fleet operational utilization(7)	89.7%	87.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Results of Operations

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021

REVENUES- Total revenues for the nine months ended September 30, 2022, amounted to $59.1 million, an increase of $45.7 million, or 341%, compared to revenues of $13.4 million for the nine months ended September 30, 2021, primarily due to the increase in the average number of our vessels and improved market conditions resulting in higher charter rates earned by our vessels particularly in the spot market.

VOYAGE EXPENSES- Total voyage expenses for the nine months ended September 30, 2022 were $23.3 million compared to $2.7 million for the nine months ended September 30, 2021 The $20.6 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 495 days (207.1%) and the rise in daily bunker cost by approximately $16,000.

VESSELS’ OPERATING EXPENSES- Total vessels’ operating expenses for the nine months ended September 30, 2022 were $10.0 million compared to $5.6 million for the nine months ended September 30, 2021. The $4.4 million increase in vessels’ operating expenses was primarily due to the increase in the average number of our vessels and one of our product tanker coming off a bareboat charter under which we do not bear operating expenses, during the third quarter of 2022.

MANAGEMENT FEES- Management fees were $0.6 million for the nine months ended September 30, 2022 compared to $0.4 million for the nine months ended September 30, 2021. The increase in management fees in the nine months ended September 30, 2022 was attributed to the increase in the average number of our vessels.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $0.8 million for the nine months ended September 30, 2022 compared to $0.3 million for the nine months ended September 30, 2021, an increase of $0.5 million, due to increased legal and other fees as a result of operating as a separate public company.

DEPRECIATION — Depreciation for the nine months ended September 30, 2022, was $8.3 million, a $1.8 million increase from $6.5 million for the same period of last year, due to the increase in the average number of our vessels.

INTEREST AND FINANCE COSTS — Interest and finance costs were $0.7 million for the nine months ended September 30, 2022 compared to $0.007 million for the nine months ended September 30, 2021, an increase of $0.69 million. The increase is mainly attributable to the interest expense incurred relating to our loan agreement entered into in November 2021.

NET INCOME/(LOSS) — As a result of the above, net income for the nine months ended September 30, 2022 was $15.8 million compared to a net loss of $2.2 million for the nine months ended September 30, 2021.

Cash Flows

Net cash provided by operating activities — was $22.0 million for the nine months ended September 30, 2022, compared to $3.6 million for the nine months ended September 30, 2021. The increase in net cash provided by operating activities is primarily attributed to the increase of our net income, partially offset by revenue for the nine months ended September 30, 2022 not collected as of the period end and inventory purchases close to period end which were not paid in full as of September 30, 2022.

Net cash used in investing activities — was $130.3 million for the nine months ended September 30, 2022. This amount mainly represents the aggregate consideration paid for the acquisition of four tanker vessels and one dry bulk carrier: Two product tankers acquired from related party entities that were delivered to the Company on March 28, 2022 and on May 31, 2022, respectively, and two Suezmax tankers acquired from unaffiliated third parties which were both delivered to the Company on June 3, 2022, as well as one handysize dry bulk carrier vessel acquired from a related party entity that was delivered to the Company on September 21, 2022. During the third quarter ended September 30, 2022 the Company also placed an amount of $30 million on a time deposit which matures in the beginning of January 2023. Net cash used in investing activities for the nine months ended September 30, 2021 amounting to $0.1 million related to improvements for one vessel.

Net cash (used in) / provided by financing activities — was inflows of $169.5 million for the nine months ended September 30, 2022, mainly consisting of $167.6 million of gross proceeds from our three capital raising equity offerings since our listing on Nasdaq, partially offset by $10.9 million relating to stock issuance costs along with $2.4 million of scheduled loan repayments and $1.3 million paid for dividends on our Series A preferred stock. Net cash used in financing activities for the nine months ended September 30, 2021 amounting to $9.6 million related mainly to net transfers to our former Parent, StealthGas Inc.

Liquidity and Capital Resources

As of September 30, 2022, we had cash and cash equivalents of $62.4 million, time deposits of $30.0 million, restricted cash classified as current assets of $1.9 million and restricted cash classified as non-current assets of $3.1 million.

Our principal sources of funds for our liquidity needs have been equity offerings, bank borrowings and cash flows from operations. Potential additional sources of funds include equity offerings and bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.

Our liquidity needs, as of September 30, 2022, primarily relate to funding expenses for operating our vessels, any vessel improvements that may be required, debt principal and interest payments and general and administrative expenses. In October 2022, we paid $18.5 million for the acquisition of the drybulk carrier, Eco Angelbay, from cash on hand.

As of September 30, 2022, we had $42.3 million of outstanding indebtedness net of deferred finance charges. As of September 30, 2022, we had outstanding indebtedness of $25.6 million under our senior secured credit facility with DNB, which we entered into in November 2021 to refinance outstanding indebtedness of StealthGas Inc. secured by the four vessels that it contributed to us as part of the spin-off. On September 29, 2022 we finalized a $17.0 million loan guaranteed by the Company and secured with first priority ship mortgages over two of our product tankers, the Clean Justice and the Clean Nirvana.

In addition to the aforementioned credit facilities, in November 2022 we entered into a loan agreement for an amount of up to $30.8 million related to the financing of the two Suezmax vessels, the Suez Protopia and the Suez Enchanted, which vessels are subject to first priority ship mortgages under the facility.

We have 795,878 shares of Series A Preferred Stock outstanding, which have a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share, with respect to which we paid aggregate dividends of $1.3 million in the nine months ended September 30, 2022.

We believe that our working capital along with our cash flows generated from operations are sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segments, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

From time to time and depending upon market conditions, we may consider various capital raising alternatives to finance the strategic growth and diversification of our fleet. Any such capital raising transactions may be at the Imperial Petroleum Inc. or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity, Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, and as part of any spin-off of assets we may be required to distribute a portion of such assets to holders of outstanding warrants pursuant to the terms of such warrants, thereby reducing our percentage interest in such assets and in the related cash flows.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022.

We may fail to meet the Nasdaq continuous listing criteria and Nasdaq may delist our common stock from its exchange, which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

We received written notification from Nasdaq, dated June 17, 2022, indicating that because the closing bid price of our common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) (the “Nasdaq Minimum Price Requirement”). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or December 14, 2022. In order to regain compliance, our common stock would need to maintain a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days prior to December 14, 2022. In the event we have not regained compliance by that date, we expect to apply for an additional 180-day compliance period with respect to the minimum bid price requirement. To be eligible for the extension, we also intend to provide written notice of our intention to cure the deficiency during the additional compliance period by effecting a reverse stock split, if necessary.

However, even if we receive the additional compliance period, we may still be unable to meet the minimum bid price requirement within that additional 180-day period, we may be unable to complete a reverse stock split, if necessary, and we may be unable to meet other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our common stock, in which case our common stock could be delisted. If our common stock were to be delisted, the liquidity of our common stock would be adversely affected, and the market price of our common stock could decrease. In addition, the delisting of our common stock from a national exchange would have a material adverse effect on our access to capital markets, and any limitation on market liquidity or reduction in the price of our common stock as a result of that delisting could materially adversely affect the Company’s ability to raise capital on terms acceptable to the Company, or at all.

As the trading price of our common stock and the trading price of the securities of companies involved in the shipping industry continue to experience volatility, we cannot guarantee that we will continue to be compliant with the applicable Nasdaq continuous listing requirements. To the extent that we were to fall out of compliance with these Nasdaq requirements in the future, we intend to take any additional steps necessary to regain compliance, including but not limited to, conducting a reverse stock split.

If we are unable to regain compliance, our common stock may be suspended or delisted at the discretion of Nasdaq. If a suspension or delisting of our common stock were to occur, there would be significantly less liquidity in the suspended or delisted common stock. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. There can be no assurance that we will regain compliance with the minimum bid price requirement and, if we regain compliance, there can be no assurance that we will maintain compliance in the future.

You may experience future dilution as a result of future equity offerings and other issuances of our common stock, preferred stock or other securities. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree.

In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we expect in the future to offer additional common stock, preferred stock, including Series A Preferred Stock, or other securities convertible into or exchangeable for our common stock, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our common stock, preferred stock or other securities, including those made in connection with future capital raising activities or acquisitions, or the effect, if any, that such issuances or sales may have on the market price of our common stock. The issuance and sale of substantial amounts of common stock, preferred stock or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our common stock and our Series A Preferred Stock. In addition, we cannot assure you that we will be able to make future sales of our common stock, preferred stock or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing stocks or other securities in the future could have rights that are superior to existing stockholders and stockholders investing in this offering. The issuance of additional common stock, preferred stock or other securities could adversely impact the trading price of our common stock.

Any such capital raising transactions may be at the Imperial Petroleum Inc. or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, and as part of any spin-off of assets we may be required to distribute a portion of such assets to holders of outstanding warrants pursuant to the terms of such warrants, thereby reducing our percentage interest in such assets and in the related cash flows.

Our senior secured credit facilities contain, and other future financing arrangements may contain, restrictive covenants that may limit our liquidity and corporate activities.

Our senior secured credit facilities impose, and other future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

Our credit facilities require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. In addition, our credit facilities include restrictions on the payment of dividends in amounts exceeding 50% of our free cash flow for the last four consecutive quarters without the lenders’ consent.

Under the terms of certain of our credit facilities, if certain members of the Vafias family cease to own at least 20% of our outstanding common stock or voting rights, cease to be involved in the management and control of Imperial Petroleum, including Harry Vafias serving as Chief Executive Officer, or cease to control the conduct of the business of Imperial Petroleum, it would constitute a change of control or event of default under those credit facilities and the lenders would have the right to require us to repay all amounts outstanding thereunder. In such an event, we would have to seek to refinance such amounts, which may be difficult to do on similar terms or at all.

Our manager, Stealth Maritime, has also provided the lenders with an undertaking to continue to provide us with management services, not subcontract or delegate commercial or technical management of the vessels and to subordinate all claims against us to the claims of our lenders, the security trustee and applicable hedge counterparties, and its failure to comply with such undertaking would be an event of default under our 2021 DNB Senior Secured Credit Facility.

As a result of the restrictions in our senior secured credit facilities, or similar restrictions in our future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and collateral coverage requirement, or our manager to comply with its undertaking to our lenders thereunder, could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

The superior voting rights of our Series B preferred stock may limit the ability of our common stockholders to control or influence corporate matters, and the interests of the holder of such shares could conflict with the interests of common stockholders

While our shares of common stock have one vote per share, each of our 16,000 shares of Series B preferred stock currently outstanding has 25,000 votes per share; however, the voting power of the Series B preferred stock is limited such that no holder of Series B preferred stock may exercise voting rights pursuant to any Series B preferred stock that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of stockholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B preferred stock, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a payment equal to the par value per of $0.01 per share.

As of the date of this report on Form 6-K, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer will have substantial influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

The superior voting rights of our Series B preferred stock may limit our common stockholders’ ability to influence corporate matters. The interests of the holder of the Series B preferred stock may conflict with the interests of our common stockholders, and as a result, the holders of our capital stock may approve actions that our common stockholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common stock.

Our restated articles of incorporation and amended and restated bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public stockholders to benefit from a change in control.

Our restated articles of incorporation and amended and restated bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, including preferred stock with superior voting rights, such as the Series B preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for stockholder nominations for directors, removal of directors only for cause, advance written notice of stockholder proposals for the removal of directors and limitations on action by stockholders. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public stockholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and stockholders’ ability to realize any potential change of control premium.

Issuance of preferred stock, such as our Series B preferred stock, may adversely affect the voting power of our common stockholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our restated articles of incorporation authorize our board of directors to issue preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without stockholders’ approval. Our board of directors has issued, and may in the future issue, preferred stock with voting rights superior to those of the common stock, such as the Series B preferred stock. If our board of directors determines to issue preferred stock, such issuance may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. This could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and our stockholders’ ability to realize any potential change of control premium.

Charter rates for dry bulk vessels are volatile and may decrease in the future, which may adversely affect our results of operations and financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2021, charter rates for dry bulk vessels increased significantly from lower levels that prevailed during previous years. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. However, strong global growth and increased infrastructure spending has led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining in the second half of 2022.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

•	supply of and demand for energy resources and commodities

•	the COVID-19 pandemic and related factors;

•

global and regional economic and political conditions, including weather, natural or other disasters (including the COVID-19 pandemic), armed conflicts (including the Ukraine conflict), terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;

•	natural disaster and weather

•	trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and

•	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;

•	availability of financing for new vessels;

•

the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	the COVID-19 pandemic and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;

•	port and canal congestion;

•	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;

•	sanctions;

•	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic or the conflict in Ukraine, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in the Annual Report and other reports we file with the U.S. Securities and Exchange Commission.

IMPERIAL PETROLEUM INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Index to unaudited interim condensed consolidated financial statements

Imperial Petroleum Inc.

Unaudited interim condensed consolidated balance sheets

As of December 31, 2021 and September 30, 2022

(Expressed in United States dollars)

	As of December 31, 2021	As of September 30, 2022
Assets
Current assets
Cash and cash equivalents	3,389,834	62,435,080
Time deposits	—	30,000,000
Restricted cash	451,225	1,942,773
Receivable from related parties (Note 3)	355,023	571,233
Trade and other receivables	1,400,275	4,700,641
Other current assets (Note 9)	—	336,049
Inventories	258,846	7,135,008
Advances and prepayments	150,544	455,133

Total current assets	6,005,747	107,575,917

Non current assets
Vessels, net (Note 4)	119,962,984	211,425,582
Restricted cash	2,500,000	3,100,000

Total non current assets	122,462,984	214,525,582

Total assets	128,468,731	322,101,499

Liabilities and net parent investment
Current liabilities
Trade accounts payable	1,430,251	6,240,355
Payable to related party (Notes 3)	1,119,055	1,928,940
Accrued liabilities	486,674	1,555,051
Customer deposits	368,000	—
Deferred income	482,321	2,179,501
Current portion of long-term debt (Note 5)	4,747,616	6,916,798

Total current liabilities	8,633,917	18,820,645

Non current liabilities

Long-term debt (Note 5)	23,088,971	35,429,878

Total non current liabilities	23,088,971	35,429,878

Total liabilities	31,722,888	54,250,523

Commitments and contingencies (Note 10)
Stockholders’ equity
Capital stock, 2,000,000,000 shares authorized at December 31, 2021 and September 30, 2022, 4,775,272 shares issued and outstanding at December 31, 2021 and 190,254,034 shares issued and outstanding at September 30, 2022 (Note 7)	47,753	1,902,540
Preferred stock, 200,000,000 Series A preferred shares authorized at December 31, 2021 and September 30, 2022 and 795,878 issued and outstanding at December 31, 2021 and September 30, 2022 (Note 7)	7,959	7,959
Additional paid-in capital	97,161,688	250,657,067
(Accumulated deficit) / Retained earnings	(471,557)	15,283,410

Total stockholders’ equity	96,745,843	267,850,976

Total liabilities and stockholders’ equity	128,468,731	322,101,499

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.

Unaudited interim condensed consolidated statements of operations

(Expressed in United States dollars)

	For the nine-month periods ended September 30,
	2021	2022
Revenues
Revenues (Note 9)	13,356,055	59,105,174

Total revenues	13,356,055	59,105,174

Expenses
Voyage expenses	2,496,846	22,577,358
Voyage expenses – related party (Note 3)	166,552	731,919
Vessels’ operating expenses	5,570,003	9,907,069
Vessels’ operating expenses – related party (Note 3)	66,000	95,500
Management fees – related party (Note 3)	394,485	648,760
General and administrative expenses	—	672,020
General and administrative expenses – related party (Note 3)	291,801	167,737
Depreciation (Note 4)	6,505,997	8,309,572

Total expenses	15,491,684	43,109,935

(Loss)/Income from operations	(2,135,629)	15,995,239

Other (expenses) / income
Interest and finance costs	(7,108)	(726,736)
Interest income	7	446,034
Foreign exchange (loss)/gain	(14,300)	40,430

Other expenses, net	(21,401)	(240,272)

Net (loss)/income	(2,157,030)	15,754,967

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.

Unaudited interim condensed consolidated statements of stockholders’ equity

(Expressed in United States dollars)

	Capital stock		Preferred stock
	Number	Amount	Number	Amount	Additional	Accumulated	Former Parent Company Investment	Total
	of Shares (Note 7)	(Note 7)	of Shares (Note 7)	(Note 7)	Paid-in Capital (Note 7)	Deficit
Balance, December 31, 2020	—	—	—	—	—	—	134,061,923	134,061,923

Net decrease in former Parent Company investment	—	—	—	—	—	—	(9,108,825)	(9,108,825)
Net loss	—	—	—	—	—	—	(2,157,030)	(2,157,030)

Balance, September 30, 2021	—	—	—	—	—	—	122,796,068	122,796,068

	Capital stock		Preferred stock
	Number	Amount	Number	Amount	Additional	(Accumulated	Former Parent Company Investment	Total
	of Shares (Note 7)	(Note 7)	of Shares (Note 7)	(Note 7)	Paid-in Capital (Note 7)	Deficit)/ Retained Earnings
Balance, December 31, 2021	4,775,272	47,753	795,878	7,959	97,161,688	(471,557)	—	96,745,843

Issuance of common stock (including the exercise of warrants) net of issuance costs	185,478,762	1,854,787	—	—	154,801,116	—	—	156,655,903
Net income	—	—	—	—	—	15,754,967	—	15,754,967
Dividends declared on preferred shares	—	—	—	—	(1,305,737)	—	—	(1,305,737)

Balance, September 30, 2022	190,254,034	1,902,540	795,878	7,959	250,657,067	15,283,410	—	267,850,976

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.

Unaudited interim condensed consolidated statements of cash flows

(Expressed in United States dollars)

	For the nine-month periods ended September 30,
	2021	2022
Cash flows from operating activities:
Net (loss)/income	(2,157,030)	15,754,967
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	6,505,997	8,309,572
Amortization of deferred finance charges	—	39,589
Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	(194,597)	(3,300,366)
Other current assets	173,930	(336,049)
Inventories	(414,521)	(6,876,162)
Advances and prepayments	28,698	(304,589)
Increase/(decrease) in
Trade accounts payable	1,123,831	4,810,104
Balances with related parties	(1,473,000)	1,164,908
Accrued liabilities	(31,221)	1,068,377
Deferred income	9,219	1,697,180

Net cash provided by operating activities	3,571,306	22,027,531

Cash flows from investing activities:
Acquisition and improvement of vessels	(142,600)	(99,772,170)
Increase in bank time deposits	—	(30,000,000)
Advances to affiliate	—	(571,233)

Net cash used in investing activities	(142,600)	(130,343,403)

Cash flows from financing activities:
Net transfers to former Parent Company	(9,108,825)	—
Proceeds from underwritten offerings	—	167,574,514
Stock issuance costs	—	(10,918,611)
Deferred finance charges paid	—	(127,500)
Customers deposits paid	(500,000)	(368,000)
Dividends paid on preferred shares	—	(1,305,737)
Loan repayments	—	(2,402,000)
Proceeds from long-term debt	—	17,000,000

Net cash (used in)/provided by financing activities	(9,608,825)	169,452,666

Net (decrease)/increase in cash, cash equivalents and restricted cash	(6,180,119)	61,136,794
Cash, cash equivalents and restricted cash at the beginning of the year	7,616,555	6,341,059

Cash, cash equivalents and restricted cash at the end of the period	1,436,436	67,477,853

Supplemental cash flow information:
Interest paid	—	305,317
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,436,436	62,435,080
Restricted cash – Current assets	—	1,942,773
Restricted cash – Non current assets	—	3,100,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	1,436,436	67,477,853

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc. Predecessor

Notes to the unaudited interim condensed consolidated financial statements

(Expressed in United States dollars)

1.	General Information and Basis of Presentation

Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 500 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 4,774,772 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 4,775,272 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the “Spin-Off”).

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”). For the nine-month period ended September 30, 2021, the accompanying financial statements reflect the financial position and results of the carve-out operations of the Subsidiaries that were contributed to Imperial.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2022 (the “2021 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

At September 30, 2022, the Company’s fleet was comprised of 9 vessels consisting of 5 medium range (M.R.) type product tankers, 2 Suezmax crude oil tankers, 1 Aframax crude oil tanker and 1 handysize drybulk carrier providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

At September 30, 2022, the 9 subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Clean Power Inc.	5/2/2007	Magic Wand	47,000	9/1/2008
MR Roi Inc.	5/2/2007	Clean Thrasher	47,000	27/2/2008
King of Hearts Inc.	17/3/2008	Falcon Maryam	46,000	14/7/2009
Tankpunk Inc.	6/1/2008	Stealth Berana	115,804	26/7/2010
Nirvana Product Trading Inc.	25/2/2022	Clean Nirvana	50,000	28/3/2022
Volume Jet Trading Inc.	25/2/2022	Clean Justice	47,000	31/5/2022
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted	160,000	3/6/2022
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia	160,000	3/6/2022
Dry Bulk International Trading and Shipping Inc.	4/7/2022	Eco Bushfire	32,000	21/9/2022

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. Although to date there has not been any significant effect on the Company’s operating activities due to 2019-nCoV, the extent to which a new wave of the 2019-nCoV will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.

Conflict in Ukraine:

As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. Although to date there has not been any significant effect on the Company’s operating activities, the extent to which this conflict and the imposed sanctions will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2021 Consolidated Financial Statements. During the nine-month period ended September 30, 2022, the Company adopted the following accounting policies:

Offering costs

Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.

Distinguishing Liabilities from Equity

The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. The Company in its assessment for the accounting of the warrants issued during the nine-month period ended September 30, 2022 (Note 7) has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. No warrants are classified as liabilities.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).

The Manager also provides crew management services to the vessels Magic Wand, Clean Thrasher, Clean Justice, Suez Protopia, Suez Enchanted and Eco Bushfire. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew management services (the “Crew management fees”).

The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred.

In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Executive compensation for the nine-month period ended September 30, 2022 amounted to $167,737. Effective November 1, 2022, Executive compensation amounts to $33,000 per month.

In addition, for periods up to the Spin-Off, an allocation of general and administrative expenses incurred by StealthGas Inc. has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under StealthGas Inc.’s fleet compared to the number of calendar days of the total StealthGas Inc. fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses – Former Parent”).

The current account balance with the Manager at September 30, 2022 was a liability of $1,928,940 (2021: $1,119,055). The liability mainly represents payments made by the Manager on behalf of the Company.

Furthermore, the current account balance with the seller of the vessel “Eco Bushfire” amounted to a receivable of $571,233 as of September 30, 2022 representing revenues collected by the seller on behalf of the Company.

The amounts charged by the Company’s related parties comprised the following:

		For the nine-month periods ended September 30,
Location in statement of operations		2021	2022
Management fees	Management fees – related party	394,485	648,760
Brokerage commissions	Voyage expenses – related party	166,552	731,919
Superintendent fees	Vessels’ operating expenses – related party	21,000	8,500
Crew management fees	Vessels’ operating expenses – related party	45,000	87,000
Executive compensation	General and administrative expenses	—	167,737
General and administrative expenses-Former Parent	General and administrative expenses	291,801	—
Commissions – vessels purchased	Vessels, net	—	983,000

On March 4, 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Clean Nirvana” and “Clean Justice” for a total consideration of $31 million (Note 4). The vessels were delivered to the Company on March 28, 2022 and May 31, 2022, respectively.

On July 7, 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Eco Bushfire” (Note 4) and “Eco Angelbay” for a total consideration of $39,000,000. The vessels were delivered to the Company on September 21, 2022 and October 19, 2022, respectively.

4.	Vessels, net

An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2022	$231,714,888	$(111,751,904)	$119,962,984

Acquisitions and improvements	99,772,170	—	99,772,170

Depreciation for the year	—	(8,309,572)	(8,309,572)

Balance as at September 30, 2022	$331,487,058	$(120,061,476)	$211,425,582

The additions during the nine-month period ended September 30, 2022 mainly relate to the acquisition of the vessels “Clean Nirvana” (Note 3), “Clean Justice” (Note 3), “Suez Enchanted”, “Suez Protopia” and “Eco Bushfire” (Note 3).

As of December 31, 2021 and September 30, 2022, the Company performed an impairment review of its vessels, due to prevailing conditions in the shipping industry. As undiscounted net operating cash flows exceeded each vessel’s carrying value, no impairment was recorded.

Vessels “Magic Wand”, “Clean Thrasher”, “Falcon Maryam”, “Stealth Berana”, “Clean Nirvana” and “Clean Justice” having a net book value amounting $144,078,064 as of September 30, 2022 have been provided as collateral to the Company’s bank loans (Note 5).

5.	Long-term Debt

Long-term debt consists of the following:

	As of December 31,	As of September 30,	Margin
	2021	2022
Term loans
Issued in November 2021 maturing in November 2026 (“term loan A”)	$28,000,000	$25,598,000	1.95%
Issued in September 2022 maturing in September 2026 (“term loan B”)	—	17,000,000	2.40%
Total long-term debt	28,000,000	42,598,000

Less: Deferred finance charges	163,413	251,324

Total long-term debt, net	27,836,587	42,346,676

Less: Current portion of long-term debt	4,804,000	7,004,000

Add: Current portion of deferred loan and financing arrangements issuance costs	56,384	87,202

Long-term debt, net	$23,088,971	$35,429,878

Details of term loan A are discussed in Note 5 of the 2021 Consolidated Financial Statements.

Term loan B is repayable in quarterly installments and a balloon payment at maturity and is secured by first priority mortgages over the vessels “Clean Nirvana” and “Clean Justice”, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels.

Term loan B contains financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amounts outstanding as defined in the term loan,

•	the leverage of the Company (as defined in the loan agreement) should not exceed 70% of total assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the loan agreement) to interest expense to be at all times greater than 2.5:1,

During the nine-month period ended September 30, 2022 the Company repaid the amount of $2,402,000 in line with the amortization schedule of its term loans.

As of September 30, 2022 and December 31, 2021, the Company was in compliance with all financial debt covenants.

As of September 30, 2022, there were no undrawn amounts under the Company’s term loans.

For the nine-month periods ended September 30, 2021 and 2022 interest expense amounted to nil and $624,078, respectively, and the weighted average interest rate of the Company’s term loans was nil and 2.48%, respectively.

In November 2022, the Company entered into a loan agreement for an amount of up to $30.8 million related to the financing of its two Suezmax vessels, the Suez Protopia and the Suez Enchanted.

6.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, restricted cash, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents and time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate. Variable interest rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

7. Stockholders’ Equity

Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2021 Consolidated Financial Statements and are supplemented by the below new activities in the nine-month period ended September 30, 2022.

Common Shares:

i)	NASDAQ Notification

On June 17, 2022, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until December 14, 2022. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock continues to be listed and trade on the Nasdaq Capital Market.

ii)	Equity Offerings

During the nine-month period ended September 30, 2022, the Company raised $167,574,514 in gross proceeds, or $156,655,903 in net proceeds, from underwritten public offerings and from the partial exercises of warrants issued in the underwritten public offerings (details are provided below).

In the first quarter of 2022, the Company completed an underwritten public offering for 11,040,000 of its common stock and 11,040,000 Class A Warrants, each exercisable for one share of common stock at a price per share of $1.25, including full exercise of the underwriter’s overallotment option. The Company also issued the underwriters of the offering 552,000 warrants (the “February 2022 Representative Purchase Warrants”), each exercisable for one share of common stock at a price per share of $1.375. The offering resulted in gross proceeds to the Company of $13,800,000. As of September 30, 2022, an aggregate of 10,997,000 Class A Warrants had been exercised for 10,997,000 shares of the Company’s common stock, resulting in gross proceeds to the Company of $13,746,250.

In March 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 43,124,950 units for $1.60 per unit, each unit consisting of (i) one share of common stock of the Company (or pre-funded warrants, all of which were subsequently exercised for common stock, in the case of 3,900,000 units) and (ii) one Class B Warrant to purchase one share of common stock at an exercise price of $1.60 per share. The Company also issued 1,724,998 warrants to the representative of the underwriters (the “March 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 1,724,998 share of common stock at an exercise price of $2.00 per share. The offering resulted in gross proceeds to the Company of $68,999,920. In June 2022, several existing holders of Class B Warrants exercised 31,150,000 outstanding Class B Warrants to purchase an aggregate of 31,150,000 shares of common stock for cash, at an exercise price reduced by the Company from $1.60 per share to $0.70 per share, resulting in gross proceeds to the Company of $21,805,000. The exercising holders also received an aggregate of 31,150,000 Class D Warrants to purchase up to an aggregate of 31,150,000 shares of common stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. As of September 30, 2022, an aggregate of 31,322,950 Class B Warrants had been exercised for 31,322,950 shares of the Company’s common stock, resulting in gross proceeds to the Company of $22,081,720.

In May 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 83,636,362 units for $0.55 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) one Class C Warrant to purchase one share of common stock at an exercise price of $0.55 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 2,090,909 share of common stock at an exercise price of $0.6875 per share. The offering resulted in gross proceeds to the Company of $45,999,999. As of September 30, 2022, an aggregate of 5,357,500 Class C Warrants had been exercised for 5,357,500 shares of the Company’s common stock, resulting in proceeds to the Company of $2,946,625.

As of September 30, 2022, the number of common shares that can potentially be issued under outstanding warrants are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	43,000
Class B	11,802,000
Class C	78,278,862
Class D	31,150,000

Total	121,273,862

An aggregate of 4,367,907 additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.

Preferred Shares:

Aggregate dividends of $1.3 million were paid on the Company’s 795,878 Series A Preferred Shares during the nine months ended September 30, 2022.

On October 21, 2022, the Company entered into a stock purchase agreement and issued 16,000 shares of its newly-designated Series B Preferred Shares, par value $0.01 per share, to its Chairman and Chief Executive Officer, Harry Vafias, considered a related party, in return for cash consideration of $200,000. The issuance of the Series B preferred shares was approved by an independent committee of the board of directors of the Company which received a fairness opinion from an independent financial advisor that the transaction was fair from a financial point of view to the Company. Each series B preferred share entitles the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $0.01 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

8.	Earnings/(Loss) per share

The Company calculates basic and diluted loss per share as follows:

	For the nine-month periods ended September 30,
	2021	2022
Numerator
Net (loss)/income	(2,157,030)	15,754,967
Less: Cumulative dividends on Series A Preferred Shares	—	(1,305,737)

Net (loss)/income attributable to common shareholders, basic and diluted	(2,157,030)	14,449,230

Denominator

	For the nine-month periods ended September 30,
	2021	2022
Weighted average number of shares outstanding, basic and diluted	4,775,272	107,469,610

(Loss) / Earnings per share, basic and diluted	(0.45)	0.13

For the nine-month period ended September 30, 2022, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants, calculated with the treasury stock method. As of September 30, 2022, the aggregate number of unexercised warrants were 125,641,769 including Representative Purchase Warrants (Note 7). There were no dilutive shares for the nine-month period ended September 30, 2021. The reported loss per common share calculations for the nine-month period ended September 30, 2021 give retroactive effect to the issuance of the common shares in connection with the Spin-Off (Note 1) as of January 1, 2021.

9.	Revenues

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	For the nine-month periods ended September 30,
	2021	2022
Time charter revenues	8,287,122	12,310,030
Bareboat revenues	2,011,099	1,906,328
Voyage charter revenues	2,905,683	44,337,142
Other income	152,151	551,674

Total	13,356,055	59,105,174

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the nine-month periods ended September 30, 2021 and 2022 was $0.8 million and $3.8 million, respectively and is included within “Voyage charter revenues” in the above table.

As of December 31, 2021 and September 30, 2022, receivables from the Company’s voyage charters amounted to $0.5 million and $2.8 million, respectively.

As of December 31, 2021 and September 30, 2022, the Company recognized nil and $336,049, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited interim condensed consolidated balance sheets.

As of December 31, 2021 and September 30, 2022, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to nil and $5.9 million, respectively. The Company recognized the undelivered performance obligation as of September 30, 2022 as revenues in the fourth quarter of 2022. $0.9 million of the undelivered performance obligation has been collected as of September 30, 2022.

10.	Commitments and Contingencies

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From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

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Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable time charter contracts as of September 30, 2022, amount to $6,997,000 during the twelve months ending September 30, 2023 and nil during the twelve months ending September 30, 2024.

11.	Subsequent Events

On November 21, 2022, the Company granted a total of $1,000,000 worth of shares of its common stock to its CEO under its 2021 Equity Compensation Plan. The number of shares granted was calculated based on the closing price of the Company’s share at the grant date. As a result, a total of 2,857,142 were issued. 50% of the shares granted vest on July 17, 2023 and the remaining 50% vest on July 15, 2024.